UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 18, 2014 (November 16, 2014)

Baker Hughes Incorporated
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-9397	76-0207995
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

2929 Allen Parkway Houston, Texas 77019
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (713) 439-8600

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operations

Item 1.01.              Entry into a Material Definitive Agreement.

On November 16, 2014, Baker Hughes Incorporated (“Baker Hughes”), Halliburton Company (“Halliburton”) and Red Tiger LLC, a wholly owned subsidiary of Halliburton (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Baker Hughes will be merged with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of Halliburton (the “Merger”).

At the effective time of the Merger, each share of Baker Hughes common stock (other than treasury shares held by Baker Hughes and any shares of Baker Hughes common stock owned by Halliburton, Merger Sub or any person who properly demands statutory appraisal of his or her shares and restricted shares granted after the date of the Merger Agreement) will be converted into the right to receive (i) 1.12 shares of Halliburton common stock and (ii) $19.00 in cash (clause (i) and (ii), collectively, the “Merger Consideration”).  No fractional shares of Halliburton common stock will be issued in the Merger, and Baker Hughes’ stockholders will receive cash in lieu of any fractional shares based on the volume-weighted average price per share of Halliburton common stock on the New York Stock Exchange (as shown on the VAP screen on the Bloomberg Professional™ Service and shown as VWAP for such period) on each of the five consecutive trading days ending on the trading day that is three full trading days prior to the closing.

Awards granted under Baker Hughes’ equity incentive plans that are outstanding at the effective time of the Merger will be treated as described below.  Awards granted prior to the date of the Merger Agreement will become fully vested and exerciseable as a result of the Merger and will be treated as follows:

•
Each award of restricted shares of Baker Hughes common stock will be considered outstanding and without restrictions immediately prior to the effective time and will be converted into the right to receive the Merger Consideration based on the total number of shares of Baker Hughes common stock subject to such award;

•
Each award  of restricted stock units with respect to Baker Hughes common stock will be converted into the right to receive the Merger Consideration, payable as soon as practicable after the effective time, based on the total number of shares of Baker Hughes common stock subject to such award;

•
Each award of options to purchase shares of Baker Hughes common stock will be converted into an option to purchase shares of Halliburton common stock, with the number of shares and the exercise price of such converted award determined pursuant to a formula that is intended to preserve the intrinsic value of the original award and to comply with applicable tax rules; and

•
Each award of performance units will be prorated based on the portion of the performance period elapsed as of the effective time of the Merger, and the holder of such award will receive the Merger Consideration based on the prorated number of shares of Baker Hughes common stock subject to such award (if such award is a share-based award) or cash in the amount specified in the applicable award agreement (if such award is a cash-based award).

Under the terms of the Merger Agreement, with respect to each employee who received an equity-based award in the 2014 calendar year prior to the date of the Merger Agreement, Baker Hughes may grant additional equity-based awards to such employee in the 2015 calendar year (and in the 2016 calendar year, if the effective time of the Merger does not occur in 2015) having an aggregate grant date value that does not exceed by more than 10% the aggregate grant value of the equity awards granted to such employee prior to the date of the Merger Agreement in the 2014 calendar year. Baker Hughes may also grant equity-based awards to newly hired employees and to promoted employees in the 2015 calendar year (and in the 2016 calendar year, if the effective time of the Merger does not occur in 2015) having an aggregate grant date value that does not exceed by more than 10% the aggregate grant value of the equity awards granted to similarly situated employees (after taking into account a promotion, if applicable) prior to the date of the Merger Agreement in the 2014 calendar year. In addition, certain Baker Hughes employees who do not regularly receive annual equity-based awards but are eligible for performance equity-based awards from time to time may continue to receive such performance awards consistent with past practices so long as the aggregate grant date value of such awards does not exceed by more than 10% the aggregate grant value of the awards that the employee would have received in accordance with past practices based on performance. Such awards that are outstanding as of the effective time of the Merger will not become vested or exerciseable as a result of the Merger but will be treated as follows:

•
Each award of restricted shares of Baker Hughes common stock and restricted stock units with respect to Baker Hughes common stock will be converted into an equivalent award with respect to shares of Halliburton common stock, with the number of such shares having a value equivalent to the value of the Merger Consideration that otherwise would have been payable with respect to such award based on the total number of shares of Baker Hughes common stock subject to such award;

•
Each award of options to purchase shares of Baker Hughes common stock will be converted into an option to purchase shares of Halliburton common stock, with the number of shares and the exercise price of such converted award determined as described above for options granted prior to the date of the Merger Agreement;

•
Each award of performance units that is share-based will be converted into an equivalent award based on shares of Halliburton common stock and such awards will no longer be subject to performance conditions; and

•	Each award of performance units that is cash-based will no longer be subject to performance conditions.

Following the effective time of the Merger, each such converted additional award or cash-based performance award will continue to vest based on service with the combined company over the remaining vesting schedule of the original award (subject to accelerated vesting on an involuntary termination of employment that occurs during the 12 month period following the effective time of the Merger).

Halliburton will use its reasonable best efforts so that, following the effective time of the Merger, the size of its board of directors will be increased by three members and three independent (with respect to Halliburton) members of Baker Hughes’ board of directors, mutually agreed by Baker Hughes and Halliburton, are appointed to fill the vacancies created by such increase.  Halliburton will take all necessary action to nominate the three independent directors for election to Halliburton’s board of directors in the proxy statement relating to the first annual meeting of Halliburton’s stockholders to occur after the closing.
Baker Hughes and Halliburton each made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants by each of Baker Hughes and Halliburton to, subject to certain exceptions, conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger.  Each of Baker Hughes and Halliburton are permitted to pay regular quarterly cash dividends.

The obligation of the parties to consummate the Merger is subject to customary closing conditions, including, among others, (i) the approval by Baker Hughes’ stockholders of the Merger Agreement; (ii) the approval by Halliburton’s stockholders of the issuance of Halliburton common stock to be issued in the Merger (the “Stock Issuance”); (iii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the European Commission issuing a decision under the Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (published in the Official Journal of the European Union on January 29, 2004 at L 24/1) declaring the Merger compatible with the common market, or, if the European Commission has adopted any decision under Article 9 of such regulations to refer the Merger in part to any Member State of the European Economic Area, the European Commission issuing a decision declaring the part of the Merger not so referred to that Member State compatible with the common market and every Member State to which part of the Merger has been referred under Article 9 issuing a decision clearing the Merger; (v) the expiration or termination of all other applicable waiting and other time periods under certain other regulatory and competition laws; (vi) the absence of legal restraints and prohibitions; (vii) the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission and the approval of the listing on the New York Stock Exchange of the Halliburton common stock to be issued in the Merger and (viii) the delivery of customary opinions from counsel to the Company and Halliburton that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement. Halliburton is required to take all actions necessary to obtain regulatory approvals (including agreeing to divestitures) unless the assets, businesses or product lines subject to such actions would account for more than $7.5 billion of 2013 revenue.

The Merger Agreement requires each of Baker Hughes and Halliburton to call and hold special shareholder meetings and, subject to certain exceptions, requires (i) Baker Hughes’ board of directors to recommend that its stockholders approve the Merger Agreement and (ii) Halliburton’s board of directors to recommend that its stockholders approve the Stock Issuance.  Each party has also agreed not to solicit alternative transactions or enter into discussions concerning, or provide information in connection with, any such alternative transaction.

Prior to the approval of the Merger Agreement (in the case of Baker Hughes) or the Stock Issuance (in the case of Halliburton) by the applicable party’s stockholders, that party’s board of directors may, upon receipt of a Company Superior Proposal (as defined in the Merger Agreement) in the case of Baker Hughes, or a Parent Superior Proposal (as defined in the Merger Agreement) in the case of Halliburton, and in certain other circumstances, change its recommendation that its stockholders approve the Merger Agreement or the Stock Issuance, as the case may be, subject to complying with notice and other specified conditions, including giving the other party the opportunity to propose changes to the Merger Agreement in response to such Company Superior Proposal or Parent Superior Proposal, as applicable, or other circumstances.  If either party’s board of directors changes its recommendation that its stockholders approve the Merger Agreement or the Stock Issuance, as applicable, the other party may terminate the Merger Agreement.  In addition, either party may terminate the Merger Agreement, prior to obtaining the approval of its stockholders, to enter into a definitive agreement providing for a Company Superior Proposal or Parent Superior Proposal, as applicable.

The Merger Agreement contains certain other termination rights for each of Baker Hughes and Halliburton, including the right of each party to terminate the Merger Agreement if the Merger has not been consummated by the “termination date” of October 30, 2015, subject to each party’s right to extend the termination date until April 30, 2016 if all closing conditions (other than receipt of antitrust and other specified regulatory approvals) have been satisfied by October 30, 2015.

If the Merger Agreement is terminated by (i) Halliburton as a result of a change in the recommendation of Baker Hughes’ board of directors that Baker Hughes’ stockholders approve the Merger Agreement or (ii) Baker Hughes in order to enter into a definitive agreement with a third party for certain alternative transactions, then in either case Baker Hughes would be required to pay Halliburton a termination fee of $1 billion.  If the Merger Agreement is terminated because Baker Hughes’ stockholders have not approved the Merger Agreement upon a vote taken thereon and prior to the Baker Hughes stockholder meeting a proposal for an alternative transaction was publicly announced and not withdrawn, then Baker Hughes would be required to pay Halliburton the $1 billion termination fee if, but only if, Baker Hughes enters into an agreement with respect to, or consummates, an alternative transaction with a third party within 12 months of such termination.
Baker Hughes will also reimburse Halliburton for certain expenses (up to $40 million) if the Merger Agreement is terminated because Baker Hughes’ stockholders have not approved the Merger Agreement upon a vote taken thereon and prior to the Baker Hughes stockholder meeting a proposal for an alternative transaction was publicly announced and not withdrawn.  If, within 12 months after such termination, Baker Hughes enters into an agreement providing for, or consummates, an alternative transaction with a third party, thereby triggering the $1 billion termination fee described above, that termination fee will be reduced by the amount of any expenses previously reimbursed.
If the Merger Agreement is terminated by (i) Baker Hughes as a result of a change in the recommendation of Halliburton’s board of directors that Halliburton’s stockholders approve the Stock Issuance, (ii) Halliburton in order to enter into a definitive agreement with a third party for certain alternative transactions, or (iii) by either party because Halliburton’s stockholders have not approved the Merger Agreement upon a vote taken thereon, then in each case Halliburton would be required to pay Baker Hughes a termination fee of $1.5 billion.

In the event the Merger Agreement is terminated by (i) either party as a result of the failure of the Merger to occur on or before the end date (as it may be extended) due to the failure to achieve certain specified antitrust-related approvals if all closing conditions (other than receipt of antitrust and other specified regulatory approvals and conditions that by their nature cannot be satisfied until the closing but subject to such conditions being capable of being satisfied if the closing date were the date of termination) have been satisfied, (ii) either party as a result of any antitrust-related final, non-appealable order or injunction prohibiting the closing, or (iii) Baker Hughes as a result of Halliburton’s material breach of its obligations to obtain regulatory approval such that the antitrust-related condition to closing is incapable of being satisfied, then in each case Halliburton would be required to pay Baker Hughes a termination fee of $3.5 billion.

The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

A copy of the Merger Agreement has been included to provide investors and stockholders with information regarding its terms and is not intended to provide any factual information about Baker Hughes or Halliburton or any of their respective subsidiaries or affiliates.  The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by Baker Hughes’ or Halliburton’s investors or stockholders, but rather as a way of allocating contractual risk and governing the contractual rights and relationships between the parties to the Merger Agreement; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by investors or stockholders. Investors and stockholders are not third party beneficiaries under the Merger Agreement (except with respect to stockholders’ right to receive the Merger Consideration following the effective time of the Merger) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Baker Hughes, Halliburton or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Baker Hughes’ or Halliburton’s public disclosures.  Baker Hughes acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 8-K not misleading.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”).  In connection with this proposed business combination, Baker Hughes and/or Halliburton may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Baker Hughes and/or Halliburton may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Baker Hughes and/or Halliburton, as applicable.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.  Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014 and September 10, 2014.  Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 24, 2014 and its Current Report on Form 8-K, which was filed with the SEC on July 21, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements.  These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Baker Hughes’ or Halliburton’s stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures.  Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.  Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

The foregoing list of important factors is not exclusive.  Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Section 9 – Financial Statements and Exhibits

Item 9.01.              Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger dated as of November 16, 2014 among Baker Hughes Incorporated, Halliburton Company, and Red Tiger LLC.*

* The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  Baker Hughes agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BAKER HUGHES INCORPORATED

Date:	November 18, 2014	By:	/s/ Lee Whitley
			Name:	Lee Whitley
			Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of November 16, 2014 among Baker Hughes Incorporated, Halliburton Company, and Red Tiger LLC.*

* The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  Baker Hughes agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.